

A PRESENTATION FOR POTENTIAL INVESTORS

CLEVELAND WHISKEY



Cleveland Whiskey 2025

IMPORTANT NOTICE

This presentation (the "Presentation") is provided on a strictly private and confidential basis for information purposes only. Without the express prior written consent of the Company, the Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Company or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information.

This Presentation does not constitute or form part of, and should not be construed as, an offer, invitation or inducement to purchase or subscribe for securities nor shall it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever.

VISPIRI INC. DBA AS CLEVELAND WHISKEY.

Registered in the United States of America, State of Delaware as a Corporation; The company Federal Employer Identification Number is 83-3686461. Federal Distillery Permit (DSP) OH-S-20001.

The Company is in the process of raising approximately $12 million as the second phase of a multi-stage strategic growth and funding plan, which is expected to total $20 million (subject to change at the discretion of the Cleveland Whiskey Board of Directors).

RISK FACTORS

You should read this document in full, as well as the Cleveland Whiskey business plan http://www.wefunder.com/clevelandwhiskey before deciding whether to invest. There are risks to investing, including but not limited to the following examples:

- The value of Cleveland Whiskey shares can go down as well as up and if you invest you might not get your money back. Past performance is not necessarily a guide to future performance.
- Don't invest more than you can afford. Before making a decision, you should think about whether investing, especially in early-stage companies is right for you.
- Cleveland Whiskey is not yet listed on any stock exchange and there are restrictions on the sale and/or transfer of shares (see Cleveland Whiskey Operating Agreement). Likely a liquidity event will be required prior to any investor distributions. Such a liquidity event would be a merger, purchase or sale of the company or an initial public offering. It is our current policy not to pay any dividends.
- This offering of shares consists of non-voting units. Over half of the voting units in Cleveland Whiskey are owned by the founder and a limited number of early investors. As such, decisions can be voted through at general meetings, even those which investors in the Offer, as holders of non-voting shares, might disagree.
- Board members and founding/early-stage employees are, at times, granted Options to purchase non-voting shares under specific circumstances and at a price which may be lower than the current valuation. Such options are granted in lieu of cash payments.


CLEVELAND
BOURBON WHISKEY

WE ARE CLEVELAND WHISKEY

WE ARE INNOVATORS. WE ARE CURIOUS. WE ARE PASSIONATE. WE ARE DISRUPTORS. WE ARE MAKERS AND DOERS. OUR MISSION IS PURPOSEFUL INNOVATION, AGGRESSIVE IMPLEMENTATION AND CONTINUING PRODUCT IMPROVEMENT. WE THINK IT, WE MAKE IT, WE BRING IT TO MARKET. NO LIMITS, NO EXCUSES.

JOIN OUR GROWING COMMUNITY OF INVESTORS. BE PART OF THE FUTURE, BE PART OF THE CHANGE.

CLEVELAND WHISKEY STATS

- OVER **ONE MILLION BOTTLES** SOLD
- DISTRIBUTION FOOTPRINT IN 20 STATES, EUROPE AND ASIA
- NAMED WHISKEY DISTILLERY INNOVATOR OF THE YEAR[1] WITH OVER 175 MEDALS AND AWARDS FROM WORLD WHISKEY COMPETITIONS
- 3100+ RETAIL OUTLETS IN THE UNITED STATES AND CANADA
- DISTRIBUTION AGREEMENT AND PRODUCTION PARTNERSHIP, ELLA SPIRITS PVT LTD, FORMED IN DELHI, INDIA
- CROWDFUNDING INITIATIVES WITH FOLLOW UP ROUND AND WHISKEY BOND RAISING ALMOST $4.2 MILLION
- ACQUISITION AND REHABILITION OF REGISTERED HISTORIC BUILDING FOR CAPACITY EXPANSION AND CUSTOMER ENGAGEMENT OPENED TO THE PUBLIC IN AUGUST 2024
- UNIQUELY POSITIONED TO PIVOT PRODUCTION DURING MARKET CORRECTIONS AND CHANGING CONSUMER PREFERENCES,

1/ Berlin International Spirits Competition 2016



CLEVELAND’S VOICE

CLEVELAND ISN’T JUST A CITY OR A PLACE, IT’S AN ATTITUDE. IT’S HARD WORKING, ENTREPRENEURIAL AND AUTHENTIC. IT’S EDGY WITHOUT BEING PRETENTIOUS. IT'S BELIEVING IN HONEST AND HARD WORK, CREATIVE THINKING, AND INNOVATION. IT'S SIMPLY MAKING GREAT PRODUCTS, TREATING PEOPLE WITH RESPECT, AND KEEPING AN OPEN MIND.

THIS IS OUR HEART AND SOUL.

WE’RE UNCONVENTIONAL, WE EMBRACE TECHNOLOGY AND WE’RE PASSIONATE ABOUT MAKING SOME OF THE BEST, MOST INTERESTING AND UNIQUE SPIRITS IN THE WORLD.

It’s almost a cliché but the company really did start in my basement. In 2009 I pulled everything into a small test laboratory (my wife was thrilled to get everything out of the house) and in March of 2013 we shipped our first bottles. We also entered our first blind tasting competition. The San Francisco International Spirits Competition, arguably one of the most respected in the world.

Hoping for a Gold Medal, we won a Bronze. That wasn’t nearly good enough. The medal got tucked in a desk drawer and we’ve been focused and determined to do better, much better.

We pushed our technology, invented new systems and listened to our customers. We’ve focused on improvements, not just better but uniquely different as well.
We started our own blind taste tests, over 3,600 of them over two years. Knob Creek was our target, a well-respected premium brand with a chest full of Gold Medals, David versus Goliath. We won 54% of the time.

We’re bigger now with more than 175 medals and awards. We ship to twenty (20) States and export to both Europe and Asia. We embrace technology to make some of the most interesting whiskies in the world. We’re a purposeful disruptor in an industry that hasn’t seen change in generations. Some traditionalists brand us as “heretics”; we're fine with that.

Our community of almost 1,700 investors have helped finance and build the company into what we are today but there’s still much more to do. We’re entering more markets,
expanding our capacity, bringing new products to market and certainly getting the attention of the billion-dollar players like Diageo and Pernod Ricard.

This is your invitation to join us. Become one of our investors, and share in our future success.

Tom Lix
Founder/CEO





RADICALLY DIFFERENT®

IN DEFINING THE TERM “RADICAL” - REFERENCE IS OFTEN MADE TO CHANGE FROM ACCEPTED OR TRADITIONAL PRACTICE, AS IN A RADICAL CHANGE IN THE WAY THINGS ARE USUALLY DONE.

The whiskey industry is at its very core a business defined by tradition, not only in terms of production practices which have been handed down without question from generation to generation but also shaped by centuries of bureaucratic regulation, taxation frameworks, and established marketing conventions.

To be clear, not all of this is bad. The industry overall produces exceptional products, enjoys unprecedented demand, and continues to experience remarkable global growth.

While we respect the traditions and practices of the industry, at Cleveland Whiskey, we've deliberately chosen a path that embraces bold and transformative innovation.

We don't compromise on quality but we continually search for improved applications of technology and challenge practices which persist simply because they've 'always been done that way.'

We've been called heretics by some and had more than our fair share of traditionalists insist that what we're doing with whiskey simply can't be done. The proof, however, is in every bottle we produce.

Our innovative approach to whiskey-making has earned us widespread recognition, with over 175 medals and awards in competitions worldwide, validating our commitment to pushing the boundaries of what's possible in whiskey production while maintaining the highest standards of quality.


DOUBLE GOLD
SPIRITS
ANNUAL CONVENTION & EXPOSITION
CLEVELAND
Underground
Bourbon Whiskey Finished with Black Cherry Wood
NYISC
2017
BATCH:
04
47% ALC BY VOL
94 PROOF 750 ML


WHEAT PENNY
EXTRA SPECIAL RELEASE
1958
WORLD'S FAIR EDITION
BOURBON WHISKEY FINISHED WITH BLACK CHERRY AND TOASTED OAK WOOD
47% ALC/VOL - 750 ML - 94 PROOF

CREATIVITY IS THINKING UP NEW THINGS.

INNOVATION IS DOING NEW THINGS.

Theodore Levitt

CLEVELAND WHISKEY'S GROWTH

DISRUPTIVE TECHNOLOGY, INNOVATION IN MARKETING, PRODUCT DIFFERENTIATION, MAINSTREAM PRICING AND RETAIL ADVANTAGE ALL LEAD TO BOTH DOMESTIC AND INTERNATIONAL EXPANSION. THERE IS SIGNIFICANT OPPORTUNITY TO DEVELOP BUSINESS ON A GLOBAL SCALE.

Every whiskey in the world traditionally gets 60% to 80% of its flavor through passive oak barrel aging. Through our proprietary technology, we transform this process by finishing our whiskey with alternative and transformative woods, creating unique and interesting spirits without sugar, syrup, artificial coloring, or flavoring.

We don't compromise on quality but we continually compete with mainstream brands like Maker's Mark, Bulleit and Knob Creek. Our production efficiencies allow us to maintain price parity while delivering innovative products.

Our innovative approach to whiskey-making has earned us widespread recognition. We've received over 175 medals and accolades, including many Gold, Double Gold, and Best in Class distinctions in prestigious competitions worldwide. In blind tastings, we consistently excel against traditional and admittedly exceptional competitive whiskies.

The whiskey industry is at its very core a business defined by tradition. Not only in terms of production practices which have been handed down without question from generation to generation but also shaped by centuries of bureaucratic regulation, taxation frameworks, and established marketing conventions.

We've been called heretics by some and had more than our fair share of traditionalists insist that what we're doing with whiskey simply can't be done. The proof, however, is in every bottle we produce.

We've developed a strategic approach to market presence and consumer engagement. While state regulations determine whether discounts or "free goods" are allowed as incentives, we aggressively pursue opportunities for retail display, menu placement, and signature cocktails through event partnerships rather than traditional "pay to play" on-premise marketing.

Looking to the future, we're expanding into a new 55,000-square-foot facility. This historic building, situated on the banks of the Cuyahoga River, will significantly increase our production capacity while offering immersive customer experiences through facility tours.

GLOBAL WHISKEY INVESTMENT

Despite recent market corrections, production capacity investments are being made at large, market leading whiskey distilleries are at record levels.

Long term, it's capital investment in production equipment and more barrels put into inventory, patiently waiting for a passive aging process.

Aligning supply with demand is difficult at best. Production time takes years, world markets change, and consumer preference can shift dramatically.

By the time today's capacity investments finally pay off with increased supply, the cyclical nature of demand, not just for any specific brand but the overall whiskey market may be pointing up or down. It's difficult to predict.

We have a stabilizing solution that not only helps alleviate disequilibrium in a market with excess demand but conversely can limit financial, production and inventory risk when markets indicate the likelihood of excess supply.



PRODUCTION CAPACITY IN 9-LITER CASES
200
150
100
50
0
8,300
10,200
18,200
28,900
41,100
90,900
200,000
2023
2024
2025
2026
2027
2028
2029

CHANGING TASTES AND MARKET DISEQUILIBRIUM, THE PERFECT OPPORTUNITY FOR CLEVELAND WHISKEY.



COMPANY VALUATION
(IN MILLIONS)
$0.7
$2.0
$4.8
$5.0
$7.1
$8.5
$9.5
$14.8
$43.2
INITIAL INVESTMENT
PRE PRODUCTION
2013
2014
2015
2016
2017
2018
2024

Future projections are not guaranteed

COMPETING WITH THE BIG BRANDS

SMALLER IN SCALE THAN OUR MAINSTREAM COMPETITORS, CLEVELAND WHISKEY TECHNOLOGY ALLOWS US TO PRICE COMPETITIVELY WITH BRANDS LIKE KNOB CREEK AND MAKER’S MARK WHILE OFFERING A RANGE OF INTERESTING AND UNIQUELY UNCONVENTIONAL PRODUCTS.

Increasingly recognized as one of the most innovative whiskey distilleries, and our media attention is well beyond that received by relatively small tradi- tional distillers.

Bottom line, we keep telling our story, strongly encouraging trial, continue winning awards and leverage our growing network of investors a brand ambassadors.

- Priced Competitively
- Unique Products
- Innovative Distillery
- Award Winning Offerings


A
The Cleveland
CHALLENGE™
Pick the better whiskey.
Indulge your tastebuds then cast your vote by circling your favorite
A
B

ONE IN TWO WHISKEY DRINKERS PREFER CLEVELAND WHISKEY OVER KNOB CREEK® SMALL BATCH BOURBON.

KNOB CREEK AGES 9 YEARS IN A BARREL. CLEVELAND WHISKEY MATURES IN 24 HOURS.

COMPETING WITH CRAFT BRANDS



Unlike small craft distilleries, where on average up to 40% of their revenue now comes from distillery and tasting room sales (American Craft Spirits Association: 2022 Craft Spirits Data Project), our focus remains on our expanding network of domestic and international retail locations, large off-site tasting events, and effective marketing programs that extend our presence well beyond local or regional markets. This strategy has become increasingly important in a more competitive and diverse spirits landscape.

WE HAVE PRODUCTION EFFICIENCES THAT SMALLER DISTILLERIES SIMPLY DON'T HAVE. OUR MONEY ISN'T TIED UP IN AGING BARRELS AND WE'VE ELIMINATED ANGEL'S SHARE. BOTTOM LINE WE CAN PRICE MORE AGGRESSIVELY THAN OTHER CRAFT PRODUCERS. THAT HELPS US GET SPACE ON RETAIL SHELVES, IT ALSO HELPS WITH CONSUMER TRIAL AND PURCHASE REPEAT.

OUR PRODUCTS

CLASSIC AMERICAN BOURBONS, INNOVATIVE NON-TRADITIONAL WHISKIES, UNIQUE SINGLE BARRELS, SMALL-BATCH CUSTOM BLENDS AND CREATIVE EXTENTIONS ARE ALL PART OF OUR EVOLVING CLEVELAND WHISKEY PRODUCT LINE.

Cleveland Underground®:

Our **best-selling** bourbon and claim to fame comes from our *Bourbon Whiskey Finished with Black Cherry Wood.*

This bourbon is finished with air-dried, locally sourced, and sustainable black cherry wood.

No sugar, no syrup, no artificial flavor, or color.

It is the best example of our technology changing the game, which is shown by its many medals and awards, including a **Double Gold Medal** at the **2021 San Francisco World Spirits Competition.**

Also boasting a **Gold Medal** from the **2021 San Francisco World Spirits Competition**, and many other awards like a **Double Gold** from the **2020 Proof Awards**, is our *Rye Whiskey Finished with Black Cherry Wood.*

Black Reserve & Eighty-Seven®:

Our Flagship product, Cleveland® Black Reserve is a 100-proof full-bodied bourbon that has been perfected and celebrated since March 2013.

Eighty-Seven is a lighter, lower-proof version that is targeted to price-conscious consumers and cocktail makers.

Wheat Penny Bourbon®

Wheat Penny Bourbon is newer to the brand, first released in 2020.

As a sophisticated, 94-proof wheated bourbon finished with black cherry wood, it has quickly gained traction and become our 3rd biggest seller, as well as winning a **Double Gold Medal** at the **SIP Awards** in 2020.

Magic Rabbit Whiskey®:

A naturally flavored chocolate & peanut butter whiskey. Beautifully crafted, competitively priced, and rapidly building momentum.

Christmas Bourbon®:

A flavored bourbon that tastes like Christmas in a bottle. Our Christmas Bourbon, now in its 11th year, has become a holiday tradition for many.

Bridge & Main®:

Bridge & Main is a wheated 90-proof bourbon offered at a hard-to-beat price and found in select markets including Ohio & Florida.

We are in prototype phases for entry into the low/no-alcohol space as well.


CLEVELAND
BOURBON WHISKEY
CLEVELAND
87
BRIDGE & MAIN
CLEVELAND Underground
Bourbon Whiskey Finished with Black Cherry Wood
WHEAT PENNY
MAGIC RABBIT
CHOCOLATE PEANUT BUTTER
CLEVELAND Underground
Rye Whiskey Finished with Black Cherry Wood

The global whiskey market is forecast to reach $99.24 BILLION dollars by 2032.

Source: Whiskey Market Size and Market (9.2.25) https://www.verifiedmarketresearch.com/product/whiskey-market/

https://www.verifiedmarketresearch.com/product/whiskey-market/

OUR PROCESS

WE'VE BEEN TOLD THAT GOOD WHISKEY TAKES TIME, THAT WE SHOULDN'T CHANGE THE STATUS QUO, THAT TECHNOLOGY CAN'T POSSIBLY IMPROVE ON A PROCESS THAT HAS STAYED THE SAME FOR GENERATION AFTER GENERATION.

WE DISAGREE.

- **Intellectual Property[1]**
- **Agile Product Development**
- **Unique Flavor Capabilities**
- **Automated Production**
- **Superior Quality Control**
- **Scalable Technology**
- **Risk Mitigation**
- **Accelerated Process**

With traditional processes, whiskey is continually absorbed into and subsequently released from the pores of an oak barrel. This subtracts undesirable flavors and adds more of the desirable ones. It's a passive process that can take years.

Daily temperature and humidity changes impact internal barrel pressure and keep the fluids moving through the pores. You'll notice that Scotch is typically aged for a longer time than American whiskies. Temperatures, on average, are milder in Scotland and daily differentials are smaller, which account for a less active and therefore slower process.

At Cleveland Whiskey, we dramatically accelerate the cycles of temperature and pressure change associated with the aging of whiskey. Increasing surface area as well as the frequency and range of pressure differentials, all within a controlled and oxygenated environment radically changes the status quo, shifts dependence from passive barrel aging to an active, flavor-focused process which facilitates the development of unique, interesting and award- winning whiskies.

1 Intellectual Property associated with Cleveland Whiskey production technology is protected through a series of thoroughly documented and carefully guarded trade secrets.

The company holds United States Patent 8,889,206 and United States Patent 10,369,719.

OUR REACH


JUKEBOX
CLEVELAND


BERLIN


BOSTON


NEW DELHI


TORONTO


NEW YORK


NASHVILLE


TOKYO


ATLANTA


CLEVELAND
CLEVELAND
NORFOLK


STANFORD


PARIS


SHANGHAI


LOS ANGELES


SEOUL

IN THE PRESS

Distillery, brewery win national honors, Cleveland Whiskey gets new home - our WTAM 5-minute food-drinks chat

Updated: Oct. 16, 2024, 5:26 a.m. | Published: Oct. 16, 2024, 5:15 a.m.



COMMERCIAL REAL ESTATE

CLEVELAND HISTORY SAVED

Cleveland Whiskey starts Phase 2 of historic building renovation

Tom Lix, founder and CEO of Cleveland Whiskey, stands outside his distillery's new home — a historic fruit auction house that measures 400 feet long but only 45 feet wide.

MARY VANAC

Cleveland Whiskey relocates to the Flats South with visions of riverfront revival

By:Brooke Bilyj | 8:44 pm | July 29, 2024



cleveland.com

Cleveland Whiskey to host grand opening events in new Flats location

Updated: Dec. 16, 2024, 10:14 a.m. | Published: Oct. 11, 2024, 12:10 p.m.

October 01, 2024 05:50 AM

Cleveland Whiskey poised for huge growth at Flats South Bank

JEREMY NOBILE

EMAIL | SHARE | TWEET | SHARE | REPRINTS


CLEVELAND
WHISKEY

OUR FUTURE

LOW/NO ALCOHOL INITIATIVE

While the markets for low/no alcohol spirits continue to expand, the competition struggles with creating adequate sensory profiles that not only meet but exceed consumer expectations. Given the accelerated pace of our research and development process, this is something we can deliver.

Early experiments and No Alcohol prototypes have been promising, with greater proximity of sensory factors to baseline whiskey and tequila profiles.

In other words, they taste *much better* than what is currently in the market.

It is the right technology in the right market and at the right time. Importantly, we believe this segment to be the next area of interest with respect to acquisitions and record valuation.



OUR FUTURE

INTERNATIONAL MARKETS

International tariffs often exclude any but the largest alcohol brands from entering their markets competitively. **Even the largest brands struggle to compete with domestic brands**, despite considerable consumer demand.

In India, a common practice to reduce production and tariff costs is to blend neutral spirits made from molasses with caramel color and a small amount of imported whiskey such as a Scotch or Bourbon. The product is classified as an Indian-Made Foreign Liquor (IMFL) and outsells imported name-brand whiskies as well as domestically produced whiskey. The market is sizeable given that consumers in India drink more whiskey in total than in any other country.





We can take it a step further with the production of whiskey concentrates, using an extension of our proprietary technology, that provides considerable **sensory improvements and cost reductions** in such blended whiskies.

To enter this market, we've acquired a 49% equity interest in a New Delhi based alcohol startup, Ella Spirits Pvt Ltd. You won't find a website or any social media presence, but we've recently signed an agreement to provide I Brands Beverages Pvt Ltd (a major importer and distributor of alcohol brands in India, www.ibrandsplc.com) with our American Malt Concentrate (AMC) and American Whiskey Concentrate (AWC).

THE BENEFITS OF INVESTING

OWN PART OF CLEVELAND WHISKEY

You will own part of the company, our distillery, our technology and our products; your very own equity stake in Cleveland Whiskey. By investing, you can share in the financial success of our future growth through a potential increase in the value of your equity.

BE A SUPPORTER OF CLEVELAND

We're rehabilitating an important historic building and part of this city's history. Built in 1910 and originally designed to bring railroad cars of fresh fruit from California to Cleveland, this once neglected, yet still proud building on the banks of the Cuyahoga, is again being put to work with your support .Every investor will have their name engraved on a bourbon stave and added to our "Investors Wall".

HOW DO I BENEFIT FINANCIALLY?

We expect to be acquired. It's a compelling technology and with growing revenue, award winning products and awards like "Whiskey Distillery Innovator of the Year" we're putting ourselves on the map. Recent valuations for acquisitions including Forty Creek distillery, Smooth Ambler Spirits, High West Distillery, Nelson's Green Brier Distillery, and Watershed Distillery indicate low double digit (10+) multiples of trailing revenue. No guarantees but we're working on it.

YES, THERE ARE INVESTMENT INCENTIVES.

As a Cleveland Whiskey shareholder, you'll unlock exclusive incentives tied to your investment level. Starting with your name on our investor wall, the perks increase to include engraved stainless-steel flasks and custom whiskey flight boards. Higher-level investors receive Custom Engraved Barrel Heads, with our top-tier shareholders gaining exclusive access to our coveted Barrel Strength Underground Rye, and more.

THIS IS MUCH MORE THAN AN INVESTMENT.

THIS IS ABOUT WHISKEY AND TECHNOLOGY. NO LIMITS, NO EXCUSES.


"THERE IS NO SUBSTITUTE FOR INNOVATION. ORIGINAL REVOLUTIONARY IDEAS WILL ALWAYS RISE TO THE TOP"
RICHARD BRANSON

Future projections are not guaranteed

Our on-going challenge, both now and into the foreseeable future, is that the demand for our products is exceeding our production capacity.

Despite our unique ability to scale our processing technology, cash constraints have limited both additional investment in equipment and the space we needed.


C.H.I.

NEXT STEPS

(1) CONTINUE THE EXPANSION OF PRODUCTION CAPACITY BOTH THROUGH PROCESS EFFICIENCY AND ADDITIONAL EQUIPMENT,

(2) FINISH REPAIRS AND IMPROVEMENTS TO THE BUILDINGS NOW OWNED BY THE COMPANY,

(3) RECRUIT, TRAIN AND MAKE PRODUCTIVE THE STAFF REQUIRED TO SUPPORT PRODUCTION AND THE NECESSARY SALES, MARKETING, AND ADMINISTRATIVE FUNCTIONS WITHIN THE COMPANY, AND

(4) PROVIDE THE OPERATING CAPITAL NECESSARY TO SUPPORT FAST AND AGGRESSIVE GROWTH.

WITH YOUR INVESTMENT, WE CAN GROW FASTER, BUILD ADDITIONAL CAPACITY, EXPAND OUR MARKETS, CONTINUE DEVELOPMENT OF INNOVATIVE TECHNOLOGY AND BUILD EQUITY VALUE.

USE OF FUNDS

PRODUCTION EXPANSION:

$4.5 million for increases in production capacity, as well as a new layer of automation and systematic technological improvements.

Includes *construction of multiple modular reactor systems*, *column still*, and *associated support infrastructure*, as well as *necessary fermentation*, *blending/filtration*, *tank storage* and *ancillary equipment* ranging from pumps and piping to forklifts and bottling co-bots.

INFRASTRUCTURE:

$3.3 million to continue repairs and improvements at both 601 and 501 Stones Levee (Distillery Campus) for building materials and construction costs.

Specifics include *engineering*, *architect and permit costs*, *window installations*, *tuck-pointing* and *masonry* (both buildings), *flooring*, *roofing*, *solar installations*, *signage*, *upgraded security* and *network systems*, *expanded restroom capacity*, *stairs and elevator installation*, *landscaping*, and *kitchen buildout*. This budget includes the design and construction of a *concrete block out-building*, *storage silos*, *spent grain centrifuge* and *conveyor* for grain processing.

WE'VE TURNED PRODUCTION UPSIDE DOWN; DRAMATICALLY REDUCED THE IMPACT OF TIME; ELIMINATED DEPENDENCE ON TRADTIONAL OAK BARRELS AND DISRUPTED A COSTLY SALES PROCESS.

OPERATING CAPITAL:

$3.1 million for production material inventory including grains, distillate, flavorings, barrels/storage, and packaging.

Additional operating capital to be used for the recruitment, training, and deployment of additional staff in sales, marketing, finance, and administration. Operating Capital includes a $1.5 million set-aside for select debt repayment and contingency reserve.

MARKETING AND SALES:

$1.1 million for forward leaning marketing and sales initiatives including trade show participation at both a domestic and international level.

The actual numbers associated with this phase of the project are subject to change and reapportionment based on the timing of funding, phased build-out, and operational priorities.



MANAGEMENT TEAM





TOM LIX, Serial entrepreneur, Tom Lix is Cleveland Whiskey's founder, and CEO He was the President and Chair of application services provider Public Interactive® which he founded in 1995 (acquired by National Public Radio®) and the former President of Market Pulse™, a Cambridge-based database software company and subsidiary of Computer Corporation of America. Previously, he was President/Chief Operating Officer of Connecticut based Yankelovich Partners (merged into futures group Kantar https://consulting.kantar.com) where he consulted for leading food, beverage, hospitality and entertainment companies.

The list includes, among others, Guinness PLC, Proctor & Gamble, H. J. Heinz Company, Unilever, PepsiCo, The Clorox Company, Burger King, Harrah's Entertainment, and the InterContinental Hotel Group. In addition, Lix has consulted to leading media companies and brands such as HBO®, Time magazine, and MTV Networks; travel and transportation companies including American Airlines, Amtrak, and Northwest Airlines (now Delta);as well as service delivery and technology innovators that included American Express, FedEx® and Visa. More on LinkedIn https://www.linkedin.com/in/tomlix/.

DON COFFEY, Chief Science Officer, is also a member of our Board of Directors. Most recently he was the Chief Technology Officer for EDGE Ingredients, LLC, an ingredient company supplying clean label products to the food and beverage industries. Previously, Don was Executive Vice President of Research, Development, and Innovation at MGP Ingredients, a leader in whiskey, neutral spirits, and gin manufacturing in the U.S. He also held research and commercial leadership roles at The Dow Chemical Company. Don earned his PhD in Food Chemistry from Michigan State University and recently, on a 55-day, 2,927-mile adventure, rode his bicycle cross-country. https://www.linkedin.com/in/doncoffey/

ANDREW LIX, Eldest son of company founder Tom Lix and former high achieving Quicken Loans Banker. Andrew holds the position of National Sales Director and is responsible for all revenue generating activities as well as the leadership of the Cleveland Whiskey sales team. He's held various sales and marketing positions since joining the company in late 2012, only a few months before the company shipped its first bottles. Andrew has a Bachelor of Science degree in Finance from the University of Massachusetts and is one of only a handful of diehard Boston Celtics and New England Patriots fans living in the Cleveland metropolitan area.

JIM WALTZ, Distillery Manager, first worked at Cleveland Whiskey in its formative years from 2012 through 2015. He returned in 2024 after working as the Head Distiller at Southern Tier Distilling Company and Brewer at Forest City Brewery.

Formally trained in Viticulture and Enology, his earlier experiences were as a vineyard manager and winemaker. A strong leader and versatile problem solver, Jim brings new perspectives on both fermentation and flavor science to Cleveland Whiskey which allows the company to continue bringing new, and often revolutionary, ideas to the whiskey manufacturing process. Jim has a degree in Management from Kent State University and graduated from the specialized program in Viticulture and Enology at Surry Community College in Dobson, North Carolina.

JOHANNA BARNOWSKI, Marketing Director, brings a dynamic and innovative approach to both this company and the overall spirits industry. Prior to joining Cleveland Whiskey, she held a series of positions in public relations, marketing, and fundraising for innovative projects across multiple industries and countries. With experience in both cutting-edge technologies, and digital marketing, Johanna has brought a fresh and strategic perspective to Cleveland Whiskey's presence in the market, with creative narratives that resonate with both whiskey enthusiasts and curious newcomers. A versatile problem-solver, and inspired cocktail designer, Johanna holds a degree from the University of Akron and is certified as a Digital Marketing Professional by the Digital Marketing Institute and as a Professional Certified Marketer (PCM) in Digital Marketing by the American Marketing Association.

YOUR INVESTMENT

IN 2016, CLEVELAND WHISKEY OFFERED SHARES IN THE COMPANY THROUGH THE ONLINE PORAL WEFUNDER.COM. THE OFFERING WAS ONE OF THE VERY FIRST IN THE COUNTRY UNDER THE NEWLY AUTHORIZED REDGULATION D, 501 (C) FORMAT. PRE-MONEY VALUATION FOR THE OFFERING WAS $8.5 MILLION. MONIES RAISED TOTALED $711,787 FROM 951 INVESTORS.

Importantly, many of the investors brought on during the 2016 and 2018 rounds have become active brand investors and company advocates. They've helped build our brand awareness, opened new accounts, introduced us to new distributors in both Asia and Europe, and certainly provided validation of crowd-funding as an alternative finance and marketing model.

Our growth, both in terms of increased whiskey revenue, on-going technology research and new product development, has helped bring our current valuation for this round to $43.2 million. At the 2016 pre-money valuation of $8.5 million, membership units purchased during that round, which closed in October of 2016, are now worth **512%** of their original value.


+512%
2025
2016

CROWDFUNDING IS MORE THAN JUST ABOUT FINANCE, IT'S ABOUT BUILDING A COMMUNITY. A COMMUNITY THAT BUILDS THE COMPANY AND THE BRAND.




WHAT WE'RE PROPOSING IS DISRUPTIVE. WE'RE NOT ONLY CHANGING TRADITIONAL WHISKEY PRODUCTION BUT ESTABLISHED BUSINESS AND FINANCIAL MODELS AS WELL.

AS AN INVESTOR, YOU WANT LIQUIDITY. WE UNDERSTAND.



IT'S AN ACTIVE AND HIGHLY COMPETITIVE MARKET FOR MERGERS AND ACQUISITIONS. SMALL BRANDS ARE BEING BOUGHT BY THE LARGE, BRANDS AND EACH NEW DEAL PUTS PRESSURE ON THE MARKET TO ACQUIRE, MERGE AND BUILD CREATIVE RELATIONSHIPS. OUR GOAL IS A LIQUIDITY EVENT

IT'S A COMPETITIVE MARKET FOR MERGERS AND ACQUISITIONS

Angel's Envy bought by Bacardi. Forty Creek Distillery bought by Campari. Westland Distillery bought by Remy Cointreau, Nelson's Green Brier Distillery, High West Distillery and Cactoctin Creek bought by Constellation. Smooth Ambler Spirits bought by Pernod Ricard. Plus of course Jim Beam was acquired by Japan's Suntory for $16 billion, valuing the whiskey maker at over twenty (20) times trailing earnings.

WE'RE ON THE RIGHT PATH TO BE ACQUIRED

All the right things, including revenue growth, national and international exposure, award winning whiskey, great media coverage, demonstrated innovation and solid, scalable technology. We've already had some of the "big players" kick our tires and we're encouraged by winning key awards. Importantly, we believe that the valuation for Cleveland Whiskey, if acquired, won't be based solely on revenue, earnings or cases sold (traditional valuations) but also the value of our technology when applied to a larger scale.

Future projections are not guaranteed

VALUATIONS ARE BEING PUSHED HIGHER AND HIGHER

While recent merger and acquisition activity highlights an active market for exit opportunities, it also suggests competition for deals, and that pushes multiples on both revenue and trailing earnings even higher.

Forty Creek sold for $167 million at an estimated

multiple

of 14.5 trailing earnings. High West Distillery valued the company at almost 11 times trailing revenue with a

sale

price of $160 million. Although valuations weren't disclosed, in December of 2017, Cuervo acquired the Pendleton whiskies in a deal believed to be worth $205 million. *add paragraph about Watershed

In August 2023, Columbus-based Watershed Distillery was acquired by Marussia Beverages USA for an estimated $115 million, which valued the company at approximately 16 times trailing revenue.

PUTTING CAPITAL INVESTMENT TO WORK

Previous equity investment, re-investment of operating cash flow, and debt has been used to not only grow our distribution footprint and overall brand awareness, but also tangible assets and value in the company.

We now hold a total of three United States Patents and thirteen Registered Trademarks.

Our production process and supporting technology has continued to improve with better consistency, improved flavors, reductions in process time and decreased COGS (cost of goods sold).



CLEVELAND WHISKEY
CLEVELAND WHISKEY
CLEVELAND


"THE ONES CRAZY ENOUGH TO THINK THEY CAN CHANGE THE WORLD ARE THE ONES WHO DO"
STEVE JOBS

NOW IS THE TIME.

With expanded production capacity, newly renovated river-front space for operations and customer experience and engagement, a solid team of creative innovators, and new, more efficient breakthrough technologies, it's the right time to invest in this company and become part of its future success.

OUR MISSION IS TO PUSH THE ENVELOPE WITH PURPOSEFUL INNOVATION AND AGGRESSIVE IMPLEMENTATION. WE THINK IT, WE MAKE IT, WE BRING IT TO MARKET. NO LIMITS, NO EXCUSES.

We're at an important tipping point and fully expect to rapidly expand into new markets, both domestic and international, introduce new, creative and award-winning spirits, and get the attention of strategic investment partners for a high value liquidity event in the next 3 to 5 years.

IN THE PAST SIX YEARS, WE'VE INCREASED THE MARKET VALUE OF THIS COMPANY BY 512% AND WE'RE ONLY GETTING STARTED. DON'T BE LEFT BEHIND.

NOW IS YOUR TIME.

INVEST AT WWW.WEFUNDER.COM/CLEVELANDWHISKEY

ADDITIONAL INCENTIVES


YOUR NAME HERE

$500 or more

Have **your name** proudly engraved on our **Wall of Investors** in the distillery. Plus, enjoy an *exclusive invitation* to quarterly investor updates.


YOUR NAME HERE

$2,500 or more

Leave a **lasting legacy** with an **engraved brick** at the Cleveland Whiskey campus. Your name will be *etched in history!* Includes all perks from previous tier.



$10,000 or more

Enjoy a **private lunch** with our **Founder, Tom Lix,** where you'll dive into the story and passion behind Cleveland Whiskey. Includes all perks from previous tiers.


CLEVELAND

$25,000 or more

Get your hands dirty in the **whiskey-making process** alongside our **distillery team**. Dive into daily operations—from distilling to bottling, proofing to quality control. End the day with a few pre-release tastings straight from the barrels. Includes all perks from previous tiers.

$100,000 or more

Claim **naming rights** to one of our **iconic whiskey stills** (only 3 available!). A truly **rare opportunity** to leave your mark. Includes all perks from previous tiers.

Final placement of engraved names, bricks, and still nameplates will be determined in consultation with investors; experiences scheduled based on distillery operations and availability.